Exhibit 99.2

Aeterna Zentaris

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Key Developments in 2012
AEZS-108 (Doxorubicin Peptide Conjugate)

▪
Special Protocol Assessment ("SPA") was granted by the United States Food and Drug Administration ("FDA") for the initiation of a Phase 3 study in advanced recurrent endometrial cancer. This study is an open-label, randomized, and multicenter trial which will be conducted in North America and Europe, comparing AEZS-108 with doxorubicin as second-line therapy for locally-advanced, recurrent or metastatic endometrial cancer. The trial will involve approximately 500 patients and the primary efficacy endpoint is improvement in median overall survival.

▪
Initiation of the Phase 2 portion of the Phase 1/2 trial in castration- and taxane-resistant prostate cancer ("CRPC"). The National Institutes of Health ("NIH") awarded a three-year $1.6 million grant to an investigator in order to support this study. Results for the Phase 1 portion demonstrated that AEZS-108 was well tolerated and early evidence of antitumor activity was observed in men with CRPC.

AEZS-130 (Oral Ghrelin Agonist)

▪
Phase 3 trial results for AEZS-130, as a diagnostic test for adult growth hormone deficiency ("AGHD") presented at the 6th International Congress of the Growth Hormone Research ("GRS") and Insulin-like Growth Factor ("IGF") Society in Munich, Germany. The data expanded on the previously disclosed data in June 2012 at the 94th ENDO Annual Meeting and Expo ("ENDO"). Both sets of data confirm AEZS-130's potential of possibly becoming the first approved oral diagnostic test for AGHD.

▪	Subsequent to year-end, New Drug Application ("NDA") as a diagnostic test for AGHD remains in preparation.
Perifosine (Oral AKT Inhibitor)

•	Phase 3 trial results for perifosine + capecitabine ("Xeloda®") showed no benefit in overall survival and in progression-free survival in the refractory colorectal cancer ("CRC") setting.

▪
On March 11, 2013, we announced that an independent DSMB recommended discontinuing the Phase 3 study comparing the efficacy and safety of perifosine to placebo when combined with bortezomib ("Velcade®") and dexamethasone in patients with relapsed or relapsed/refractory multiple myeloma. Based on the outcome of its preplanned interim analysis of efficacy and safety, the DSMB recommended that patient enrollment be stopped and the study discontinued. The DSMB reported that it was highly unlikely the study would achieve a significant difference in its primary endpoint, progression-free survival; no safety concerns were raised. Based on the foregoing, we determined to discontinue the Phase 3 study of perifosine in multiple myeloma.

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Aeterna Zentaris
2012 Annual MD&A

Corporate Developments
At-the-Market Issuance Program

•
During the year 2012, we issued a total of 1.2 million common shares (retroactively adjusted to reflect the Share Consolidation described below) under the January 2012 At-The-Market ("ATM") Program for aggregate gross proceeds of $8.8 million.

Share Consolidation and NASDAQ Minimum Bid Price Compliance

▪
We consolidated our issued and outstanding common shares on a 6-to-1 basis (the "Share Consolidation"), effective as of October 2, 2012, in order to regain compliance with The NASDAQ Stock Market ("NASDAQ") minimum bid price requirement. Our common shares began trading on a consolidated basis on October 5, 2012 and we regained NASDAQ compliance on October 19, 2012.

Public Offering

•	On October 17, 2012, we completed a public offering (the "Offering") of 6.6 million units at a purchase price of $2.50 per unit, generating net proceeds of $15.1 million.
Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2012. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's consolidated financial statements and related notes as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
All amounts in this MD&A are presented in U.S. dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.
All shares, options and share purchase warrants as well as per share, option and share purchase warrant information for periods preceding October 2, 2012 have been adjusted, including proportionate adjustments being made to each stock option and share purchase warrant exercise price, to reflect and give effect to the Share Consolidation described above.
About Forward-Looking Statements
This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as "anticipate", "assuming", "believe", "could", "expect", "foresee", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "seek", "should", "strive", "target" and "will".
Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the FDA, the European Medicines Agency ("EMA"), the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.
Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

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Aeterna Zentaris
2012 Annual MD&A

About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information such as interim and annual financial statements, MD&A, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.
Company Overview
Aeterna Zentaris Inc. (NASDAQ: AEZS and TSX: AEZ) is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. We also benefit from agreements and arrangements with strategic collaborators and licensee partners; which contribute to the development of our pipeline of product candidates and in the establishment of commercial activities in specific territories.
Over the years, the Company has incurred recurring operating losses, having invested significantly in our R&D activities, as well as supporting our general and administrative expenses. We have financed our operations through different sources including the issuance of common shares and warrants, the conclusion of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur operating losses and may require significant capital to fulfill our future obligations. See the capital disclosures and the liquidity risk sections below.
In oncology, we are in the initiation process of a Phase 3 study under a Special Protocol Assessment ("SPA") with AEZS-108, a doxorubicin Luteinizing Hormone Releasing Hormone ("LHRH")-targeted conjugate compound, in endometrial cancer, for which we have successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. We are also advancing Phase 2 trials with AEZS-108 in triple-negative breast cancer, refractory bladder cancer and castration- and taxane-resistant prostate cancer.
Our oncology pipeline also encompasses other earlier-stage programs, including AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition), which has completed a Phase 1 trial in advanced solid tumors and lymphoma. Additionally, several novel targeted anticancer candidates such as AEZS-120, a live recombinant oral tumor vaccine candidate, as well as our PI3K/Erk inhibitors, including AEZS-129, AEZS‑134 and AEZS-136, are currently in preclinical development.
In endocrinology, we are preparing the filing of an NDA in the United States ("U.S.") for the registration of AEZS-130, an oral ghrelin agonist, as a diagnostic test for AGHD. A Phase 3 trial under an SPA with the FDA has been completed in this indication. Furthermore, AEZS-130 is in a Phase 2A trial for the treatment of cancer-induced cachexia.

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Aeterna Zentaris
2012 Annual MD&A

Status of Our Drug Pipeline

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
~120,000 compound library	AEZS-120 Prostate cancer vaccine (oncology) AEZS-129, 134 and 136 PI3K/Erk inhibitors(oncology) AEZS-137 (disorazol Z) (oncology) AEZS-125 (LHRH- disorazol Z) (oncology)	AEZS-112 (oncology)
AEZS-108
•  Triple-negative breast cancer
•  Ovarian cancer
•  Castration- and taxane-resistant prostate cancer
•  Refractory bladder cancer
Ozarelix
•  Prostate cancer
AEZS-130
•  Therapeutic in cancer cachexia
Perifosine
(Phase 1/2)
•  Neuroblastoma
•  Glioma
•  Pediatric solid tumors
				AEZS-108 • Endometrial cancer (not yet recruiting) AEZS-130 • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)

Licensee Partners and Territories by Product
Cetrotide®:
Merck Serono, World (except Japan) – Nippon Kayaku/Shionogi, Japan
Ozarelix:
Spectrum Pharmaceuticals, World (ex-Japan, Korea and other Asian countries) – Handok Pharmaceuticals, Korea and other Asian countries for BPH indication – Nippon Kayaku, Japan for oncology indications
Perifosine:
Yakult Honsha, Japan – Handok Pharmaceuticals, Korea – Hikma Pharmaceuticals, Middle East/North Africa

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Aeterna Zentaris
2012 Annual MD&A

Consolidated Statements of Comprehensive Loss Information

	Three-month periods ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2012	2011	2012	2011	2010
	$	$	$	$	$
Revenues
Sales and royalties	9,165	9,317	31,538	31,306	24,857
License fees and other	380	3,310	2,127	4,747	2,846
	9,545	12,627	33,665	36,053	27,703
Operating expenses
Cost of sales	7,489	8,114	26,820	27,560	18,700
Research and development costs, net of refundable tax credits and grants	5,523	7,793	20,604	24,517	21,257
Selling, general and administrative expenses	3,469	5,408	13,245	16,170	12,552
	16,481	21,315	60,669	68,247	52,509
Loss from operations	(6,936)	(8,688)	(27,004)	(32,194)	(24,806)
Finance income	689	1,434	6,974	6,231	1,792
Finance costs	(700)	(2)	(382)	—	(5,437)
Net finance (costs) income	(11)	1,432	6,592	6,231	(3,645)
Loss before income taxes	(6,947)	(7,256)	(20,412)	(25,963)	(28,451)
Income tax expense	—	(263)	—	(1,104)	—
Net loss	(6,947)	(7,519)	(20,412)	(27,067)	(28,451)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	(204)	169	(504)	(789)	1,001
Items that will not be reclassified to profit or loss
Actuarial loss on defined benefit plans	(3,705)	(1,335)	(3,705)	(1,335)	191
Comprehensive loss	(10,856)	(8,685)	(24,621)	(29,191)	(27,259)
Net loss per share
Basic	(0.29)	(0.44)	(1.03)	(1.72)	(2.26)
Diluted	(0.29)	(0.44)	(1.03)	(1.72)	(2.26)
Weighted average number of shares outstanding
Basic	24,181,462	17,185,156	19,775,073	15,751,331	12,609,902
Diluted	24,181,462	17,185,156	19,775,073	15,751,331	12,609,902

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Aeterna Zentaris
2012 Annual MD&A

2012 compared to 2011
Revenues
Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from Active Pharmaceutical Ingredients ("API"). Royalties are derived indirectly from ARES Trading S.A.'s ("Merck Serono") net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Healthcare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P.) ("HRP") of the underlying future royalty stream.
License fees include periodic milestone payments, research and development ("R&D") contract fees and the amortization of upfront payments received from our licensing partners.
Sales and royalties were $9.2 million and $31.5 million for the three-month period and the year ended December 31, 2012, respectively, compared to $9.3 million and $31.3 million for the same periods in 2011.
License fees and other revenues were $0.4 million and $2.1 million for the three-month period and the year ended December 31, 2012, respectively, as compared to $3.3 million and $4.7 million for the same periods in 2011. Such decreases in license fees and other revenues are mainly due to the recording of a $2.6 million milestone payment from Yakult with respect to the initiation of a Phase 1 trial with perifosine in CRC in Japan during the last quarter of the year 2011.
Excluding the impact of foreign exchange rate fluctuations, revenues are expected to remain at similar levels in 2013 as compared to 2012.
Operating Expenses
Cost of sales were $7.5 million and $26.8 million for the three-month period and the year ended December 31, 2012, respectively, as compared to $8.1 million and $27.6 million for the same periods in 2011.
For the three-month period ended December 31, 2012, cost of sales as a percentage of sales and royalties decreased to approximately 81.7%, as compared to 87.1% in the fourth quarter of 2011. The improved margin is attributable to a comparative increase of Cetrotide® lot sizes delivered that have a lower production cost by unit.
For the year ended December 31, 2012, cost of sales as a percentage of sales and royalties decreased to approximately 85.0%, as compared to 88.0% for the same period in 2011. The improved margin is attributable to an increase of Cetrotide® lot sizes delivered that have a lower production cost by unit, as well as to the higher margin on the API sold during the second quarter of 2012.
R&D costs, net of refundable tax credits and grants, were $5.5 million and $20.6 million for the three-month period and the year ended December 31, 2012, respectively, compared to $7.8 million and $24.5 million for the same periods in 2011.
For each of the three-month period and the year ended December 31, 2012, the decreases are attributable to lower employee compensation and benefit costs, as no annual cash bonuses were recorded during the fourth quarter of 2012, as well as to continued cost-saving measures resulting in a lower number of employees. The decreases are also related to comparative lower third-party costs associated with the development of PI3K/Erk inhibitors and other products during the fourth quarter of 2012 and to lower third-party costs associated with the development of most of our products except for AEZS‑108 and perifosine and the weakening of the euro against the U.S. dollar.

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Aeterna Zentaris
2012 Annual MD&A

The following table summarizes our net R&D costs by nature of expense:

	Three-month periods ended December 31,		Years ended December 31,
(in thousands)	2012	2011	2012	2011	2010
	$	$	$	$	$
Employee compensation and benefits	2,145	3,152	8,590	10,028	9,226
Third-party costs	2,345	3,576	8,679	10,244	8,138
Facilities rent and maintenance	401	459	1,661	1,835	1,773
Other costs*	744	661	2,542	2,793	2,807
R&D tax credits and grants	(112)	(55)	(868)	(383)	(687)
	5,523	7,793	20,604	24,517	21,257
 _________________________

*	Includes depreciation and amortization charges.

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month periods ended December 31, 2012 and 2011.

(in thousands, except percentages)		Three-month periods ended December 31,
Product	Status	2012		2011
		$	%	$	%
Perifosine	Phases 2 and 3	1,434	61.2	1,366	38.2
AEZS-108	Phase 2 and 3	282	12.0	510	14.3
AEZS-130	Phase 3	30	1.3	101	2.8
PI3K/Erk inhibitors	Preclinical	199	8.5	589	16.5
Other	Preclinical	400	17.0	1,010	28.2
		2,345	100.0	3,576	100.0

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the years ended December 31, 2012, 2011 and 2010.

(in thousands, except percentages)		Years ended December 31,
Product	Status	2012		2011		2010
		$	%	$	%	$	%
Perifosine	Phases 2 and 3	3,801	43.8	3,726	36.4	968	11.9
AEZS-108	Phase 2 and 3	2,133	24.6	1,652	16.1	2,089	25.7
AEZS-130	Phase 3	112	1.3	1,156	11.3	865	10.6
PI3K/Erk inhibitors	Preclinical	1,727	19.9	1,860	18.2	923	11.4
Other	Preclinical and clinical	906	10.4	1,850	18.0	3,293	40.4
		8,679	100.0	10,244	100.0	8,138	100.0
Excluding the impact of foreign exchange rate fluctuations, we expect net R&D costs for 2013 to increase, compared to 2012, due to the advancement of our lead projects listed above. Excluding the impact of unforeseen foreign exchange rate fluctuations, we expect that we will incur net R&D costs of between $20 million and $22 million for the year 2013, particularly given our primary focus on developing AEZS-108, AEZS-130, AEZS‑120 and certain earlier-stage compounds. We note, however, that our R&D estimates may be revised as we continue to advance our development activities and as new information becomes available.

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Aeterna Zentaris
2012 Annual MD&A

Selling, general and administrative ("SG&A") expenses were $3.5 million and $13.2 million for the three-month period and the year ended December 31, 2012, respectively, compared to $5.4 million and $16.2 million for the same periods in 2011.
For the three-month period ended December 31, 2012, the comparative decrease in SG&A expenses is mainly related to 2011 events. During the three-month period ended December 31, 2011, we recognized an impairment loss on property, plant and equipment ($0.3 million), an increase in onerous lease provision ($0.2 million) and we incurred marketing expenses in Europe ($0.5 million), as described below. In addition, the quarter-to-quarter decrease is attributable to the employee benefits expense decrease ($0.4 million) and the related foreign exchange loss decrease ($0.5 million), partly offset by transaction costs related to share purchase warrants ($0.4 million).
For the year ended December 31, 2012, the comparative decrease in SG&A expenses is mainly related to 2011 events. During the year ended December 31, 2011, we recognized an impairment loss on our Cetrotide® asset ($1.1 million), an impairment loss on property, plant and equipment ($0.3 million), an increase in onerous lease provision ($0.2 million) and we incurred marketing expenses in Europe ($0.9 million), as described below. In addition, the year-over-year decrease in SG&A expenses is attributable to the decreases in employee benefit expenses ($0.8 million) and royalty expenses ($0.2 million), as well as the weakening of the euro against the U.S. dollar, partly offset by transaction costs related to share purchase warrants ($0.4 million), share-based compensation costs related to collaborators ($0.3 million) and an increase in legal fees ($0.3 million).
We expect SG&A expenses to decrease in 2013, as compared to 2012, assuming lower royalty expenses, lower transaction costs related to share purchase warrants, lower legal and audit fees, as well as lower share-based compensation costs related to collaborators combined with continued costs reduction in human resources.
Net finance (costs) income are comprised predominantly of the change in fair value of warrant liability, net gains (losses) due to changes in foreign currency exchange rates and the gain on our short-term investment. For the three-month period and the year ended December 31, 2012, net finance (costs) income totalled $nil and $6.6 million, respectively, as compared to $1.4 million and $6.2 million for the same periods in 2011, as presented below.

	Three-month periods ended December 31,		Years ended December 31,
(in thousands)	2012	2011	2012	2011	2010
	$	$	$	$	$
Finance income
Net gains due to changes in foreign currency exchange rates	—	1,118	—	2,197	932
Change in fair value of warrant liability	634	221	6,746	2,533	—
Interest income	55	93	228	223	173
Gain on held-for-trading financial instrument	—	—	—	1,278	687
	689	1,432	6,974	6,231	1,792
Finance costs
Net losses due to changes in foreign currency exchange rates	(700)	—	(382)	—	—
Change in fair value of warrant liability	—	—	—	—	(5,437)
	(700)	—	(382)	—	(5,437)
	(11)	1,432	6,592	6,231	(3,645)
The significant fluctuation in net finance (costs) income, as compared to the same periods in 2011, is mainly due to the change in fair value of our warrant liability and to (losses) or gains due to changes in foreign currency exchange rates. The change in fair value of our warrant liability results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes "mark-to-market" warrant valuation most notably has been impacted by the market price of our common shares, which, on NASDAQ, has fluctuated from $10.32 on January 3, 2011 to $2.38 on December 31, 2012. The (losses) or gains due to changes in foreign currency exchange rates are mainly related to the period-over-period continued weakness of the euro against the U.S. dollars, as presented below.

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Aeterna Zentaris
2012 Annual MD&A

	Three-month periods ended December 31,		Years ended December 31,
	2012	2011	2012	2011	2010
Euro to US$ average conversion rate	1.2975	1.3477	1.2858	1.3919	1.3273
Income tax expense was $nil for the year ended December 31, 2012, as compared to $1.1 million for the same period in 2011. The year-over-year decrease consists of foreign withholding taxes related to an upfront payment received from a partner and to milestone license fee revenues recorded in 2011.
Net loss for the three-month period and the year ended December 31, 2012 was $6.9 million and $20.4 million, or $0.29 and $1.03 per basic and diluted share, respectively, compared to $7.5 million and $27.1 million, or $0.44 and $1.72 per basic and diluted share for the same periods in 2011.
The decrease in net loss for the three-month period ended December 31, 2012, as compared to the same period in 2011, is largely due to lower net R&D costs, SG&A expenses and income tax expense, as well as to higher margin contribution from Cetrotide®, partly offset by the significant decrease in license fee revenues, and in net finance income.
The decrease in net loss for the year ended December 31, 2012, as compared to the year ended December 31, 2011, is largely due to lower net R&D costs, SG&A expenses and income tax expense, as well as to higher margin contribution from sales and higher net finance income, partly offset by the significant decrease in license fee revenues.
2011 compared to 2010
Revenues
Sales and royalties were $31.3 million for the year ended December 31, 2011, compared to $24.9 million for the year ended December 31, 2010. This increase is largely attributable to comparatively higher deliveries of Cetrotide® to Merck Serono.
License fees and other revenues were $4.7 million for the year ended December 31, 2011, compared to $2.8 million for the year ended December 31, 2010. This increase is mainly due to the recording in 2011 of a milestone payment from a partner, as described above.
Operating Expenses
Cost of sales was $27.6 million for the year ended December 31, 2011, compared to $18.7 million for the year ended December 31, 2010. This increase is largely attributable to the comparative increase in volume of sales of Cetrotide® to Merck Serono, as discussed above. Additionally, cost of sales as a percentage of sales and royalties increased to approximately 88.0% for the year ended December 31, 2011, compared to 75.2% for the year ended December 31, 2010. Our lower comparative margins are largely attributable to a decrease of $3.4 million of royalties in 2011, as compared to 2010.
R&D costs, net of refundable tax credits and grants, were $24.5 million for the year ended December 31, 2011, compared to $21.3 million for the year ended December 31, 2010. The comparative increase is mainly attributable to an increase in third-party costs incurred in connection with the advancement of perifosine, AEZS‑130 and Erk/PI3K compounds (AEZS‑129, AEZS‑131, AEZS‑132) related activities.
SG&A expenses were $16.2 million for the year ended December 31, 2011, compared to $12.6 million for the year ended December 31, 2010. SG&A expenses were higher during the year 2011 mainly due to the recognition of impairment losses and due to the initiation of pre-launch and marketing efforts related to the potential commercialization of perifosine in Europe.
During the year 2011, we recognized an impairment loss ($1.1 million) following impairment testing that was performed on our Cetrotide® asset. The impairment loss was recognized predominantly to take into account management's lower trend estimates related to the commercialization of Cetrotide®, due to changes in the competitive environment in the Japanese market.
In addition, during the year 2011, following the relocation of one of the Company's offices, we recognized an impairment loss on property plant and equipment (leasehold improvements and furniture and fixtures ($0.3 million)) and an additional onerous lease provision ($0.2 million).

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Aeterna Zentaris
2012 Annual MD&A

Furthermore, we initiated our pre-launch and marketing efforts related to the potential marketing by the Company of perifosine in Europe. During the year 2011, we incurred approximately $0.9 million in connection with the preparation of a launch plan, including market research, pricing expectations and forecast calculations.
Net finance (costs) income for the year ended December 31, 2011 totalled $6.2 million, compared to ($3.6 million) for the year ended December 31, 2010, as presented above.
The significant increase in net finance income, as compared to the same period in 2010, is mainly due to the change in fair value of our warrant liability. That change results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes "mark-to-market" warrant valuation most notably has been impacted by the market price of our common shares, which, on NASDAQ, has fluctuated from $4.84 as at January 4, 2010 to $10.32 as at December 31, 2010, and $9.24 as at December 30, 2011.
Additionally, our net finance income increased during the year 2011 from the same period in 2010 due to higher foreign exchange gains, which in turn resulted primarily from the overall substantial weakening, during 2011, of the euro against the U.S. dollar, as compared to an overall lower weakening of the euro against the U.S. dollar within the 2010 period. As a result, during the twelve-month period ended December 31, 2011, we recorded foreign exchange gains on transactions and on cash and cash equivalent balances denominated in U.S. dollars.
The increase in our net finance income during the year ended December 31, 2011, as compared to the year ended December 31, 2010, also included gains on our short-term investment, which was sold during the year 2011.
Income tax expense was $1.1 million for the year ended December 31, 2011, as compared to $nil for the same period in 2010. The year-over-year increase consists of foreign withholding taxes related to an upfront payment received from a partner and milestone license fees revenues recorded in 2011.
Net loss for the year ended December 31, 2011 was $27.1 million, or $1.72 per basic and diluted share, compared to $28.5 million, or $2.26 per basic and diluted share for the year ended December 31, 2010.
The decrease in net loss for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is largely due to the significant increase in license fees revenues, as well as net finance income, partly offset by lower margin contribution from Cetrotide®, higher net R&D costs and SG&A expenses, combined with the recording of income tax expense of $1.1 million in 2011, as discussed above.

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Aeterna Zentaris
2012 Annual MD&A

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Quarters ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
	$	$	$	$
Revenues	9,545	7,139	7,471	9,510
Loss from operations	(6,936)	(5,680)	(7,600)	(6,788)
Net (loss) income	(6,947)	(6,554)	4,540	(11,451)
Net (loss) income per share*
Basic	(0.29)	(0.35)	0.25	(0.65)
Diluted	(0.29)	(0.35)	0.25	(0.65)

	Quarters ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	$	$	$	$
Revenues	12,627	9,514	6,523	7,389
Loss from operations	(8,688)	(8,244)	(7,971)	(7,291)
Net (loss) income	(7,519)	1,078	(10,569)	(10,057)
Net (loss) income per share*
Basic	(0.44)	0.07	(0.70)	(0.72)
Diluted	(0.44)	0.06	(0.70)	(0.72)
_________________________

*
Net (loss) income per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net (loss) income per share amounts may not equal year-to-date net (loss) income per share.

First and second quarter revenues of 2012 increased, when compared quarter-over-quarter to each of the corresponding periods in 2011, mainly due to higher deliveries of Cetrotide® to Merck Serono, partly offset by the weakening of the euro against the U.S. dollar.
Third and fourth quarter revenues decreased, when compared quarter-over-quarter to each of the corresponding periods in 2011. The decreases are largely attributable to comparative lower deliveries of Cetrotide® to certain customers in the third quarter, to a decrease in license fee revenues from a partner in the fourth quarter and to the relative weakening of the euro against the U.S. dollar.
In the last eight quarters, net (loss) income has been impacted by revenues, as mentioned above, by the comparative level of net R&D costs in connection with the advancement of perifosine, AEZS-108, AEZS-130 and certain earlier stage compounds. Net R&D costs increased in the first quarter, as compared to the same quarter of 2011 and decreased when compared quarter-over-quarter for each of the other corresponding periods in 2012 vs. 2011. The quarter-over-quarter periods net (loss) income were also impacted by the recognition of impairment losses in the third and fourth quarters of 2011, as well as in the fourth quarter of 2012, by the initiation of prelaunch and marketing efforts related to the potential commercialization of perifosine in Europe in the third and fourth quarters of 2011, by gains on our short-term investment recorded during the first, second and third quarters of 2011, by foreign exchange gains or losses and changes in fair value of our warrant liability, as well as by the income tax expense in the first and fourth quarters of 2011.

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2012 Annual MD&A

Consolidated Statement of Financial Position Information

	As at December 31,
(in thousands)	2012	2011
	$	$
Cash and cash equivalents	39,521	46,881
Trade and other receivables and other current assets	13,780	13,258
Restricted cash	826	806
Property, plant and equipment	2,147	2,512
Other non-current assets	11,391	11,912
Total assets	67,665	75,369
Payables and other current liabilities	15,675	17,784
Long-term payable (current and non-current portions)	30	88
Warrant liability (current and non-current portions)	6,176	9,204
Non-financial non-current liabilities*	52,479	52,839
Total liabilities	74,360	79,915
Shareholders' deficiency	(6,695)	(4,546)
Total liabilities and shareholders' deficiency	67,665	75,369
_________________________

*	Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.
The decrease in cash and cash equivalents as at December 31, 2012, as compared to December 31, 2011, is due to the recurring disbursements and other variations in components of our working capital, partially offset by: the receipt of a milestone payment of $2.6 million in connection with our development, commercialization and licensing agreement entered into with a partner, the receipt of net proceeds of $23.6 million pursuant to a public offering and drawdowns made under our January 2012 ATM Program, as discussed above, and the relative strengthening as at December 31, 2012 of the euro against the U.S. dollar, as compared to December 31, 2011.
Payables and other current liabilities decreased from December 31, 2011 to December 31, 2012, mainly due to decreases of approximately $1.4 million in trade accounts payable, $1.3 million in accrued salaries and $0.3 million in income taxes payable, which in turn were partly offset by an increase of approximately $0.7 million in accrued liabilities in connection with deliveries of Cetrotide® and with the R&D expenses resulting from the advancement of perifosine, AEZS‑108, AEZS‑130 and Erk/PI3K compounds and by the impact of foreign exchange rate fluctuations.
Our warrant liability decreased from December 31, 2011 to December 31, 2012 predominantly due to the change in fair value pursuant to the periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants, as discussed above, partly offset by the grant of 2,970,000 share purchase warrants during the fourth quarter of 2012.
Non-financial liabilities were slightly lower as at December 31, 2012, as compared to December 31, 2011, mainly as a result of the recurring amortization of deferred revenues of $4.6 million and the utilization amount of onerous lease provisions, partially offset by the change of $4.4 million in the employee benefit obligations. That change predominantly resulted from the 2012 actuarial loss which was mainly related to the change in the discount rate assumption.
The increase in shareholders' deficiency from December 31, 2011 to December 31, 2012 is mainly attributable to the increase in our deficit due to the net loss and the actuarial loss on defined benefit plans for the year 2012. This is partly offset by an increase in share capital representing the proceeds from the issuance of common shares pursuant to the aforementioned public offering and drawdowns made under our January 2012 ATM Program, and the exercise of warrants and stock options, as well as the recording of share-based compensation costs.

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2012 Annual MD&A

Financial Liabilities, Obligations and Commitments
We have certain contractual leasing obligations and purchase obligation commitments as well as long-term obligations. Purchase obligation commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and other R&D programs. Long-term obligations are related to unfunded benefit pension plans and unfunded post-employment benefit plans. The following tables summarize future cash requirements with respect to these obligations.
Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements are as follows:

	As at December 31, 2012
(in thousands)	Minimum lease payments	Minimum sublease payments	Utilities
	$	$	$
Less than 1 year	1,669	(226)	610
1 – 3 years	3,215	(451)	861
4 – 5 years	997	(451)	105
More than 5 years	29	(19)	—
Total	5,910	(1,147)	1,576
Service and manufacturing commitments given, which consist of R&D service agreements and manufacturing agreements for Cetrotide®, are as follows:

As at December 31,
(in thousands)	2012
$
Less than 1 year	10,123
1 – 3 years	6,693
4 – 5 years	—
More than 5 years	—
Total	16,816
In accordance with the assumptions used in the employee future benefits obligation calculation as at December 31, 2012, future benefits expected to be paid are as follows:

As at December 31,
(in thousands)	2012
$
Less than 1 year	485
1 – 3 years	1,075
4 – 5 years	1,151
More than 5 years	3,254
Total	5,965

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2012 Annual MD&A

Outstanding Share Data
As at March 21, 2013, we had 25,329,288 common shares issued and outstanding, as well as 2,040,267 stock options outstanding. Warrants outstanding as at March 21, 2013 represented a total of 4,407,410 equivalent common shares. The foregoing outstanding share, option and warrant data reflect and give effect to the Share Consolidation.
Capital Disclosures
Our objective in managing capital, primarily composed of shareholders' deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.
In the past, we have had access to liquidity through non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. Since 2009, we have raised capital via public equity offerings and drawdowns under various ATM sales programs.
Our capital management objective remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through cash flows from operating activities, public equity offerings, as well as from the drawdowns under various ATM programs, as discussed above.
Our cash and cash equivalents amounted to $39.5 million as at December 31, 2012, compared to $46.9 million as at December 31, 2011. As at December 31, 2012, cash and cash equivalents included €6.0 million, denominated in euro.
Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of December 31, 2012.
We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other activities, as well as via the issuance of new share capital.
The variations in our liquidity by activity are explained below.
Operating Activities
2012 compared to 2011
Cash flows used in operating activities were $8.8 million and $30.8 million for the three-month period and the year ended December 31, 2012, respectively, compared to $8.7 million and $26.2 million of cash flows used during the same periods in 2011. The increase in cash used in operating activities for the year ended December 31, 2012, as compared to the same period in 2011, is mainly due to the receipt, during the first quarter of 2011, of an $8.4 million upfront payment in connection with our development, commercialization and licensing agreement entered into with Yakult for the rights related to perifosine in Japan, partially offset by a lower loss from operations for the year ended December 31, 2012.
We expect net cash used in operating activities to range from $30 million to $32 million during 2013, as we increase our investment in AEZS‑108, AEZS-130, AEZS-120 and certain earlier-stage compounds.
2011 compared to 2010
Cash flows used in operating activities totalled $26.2 million for the year ended December 31, 2011, as compared to $31.7 million for the year ended December 31, 2010. The decrease in cash used in operating activities is due in large part to the receipt, during the year 2011, of nearly $8.4 million in connection with our development, commercialization and licensing agreement entered into with Yakult, as discussed above, as well as to lower trade accounts payable settlements, partially offset by lower trade accounts receivable settlements.

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2012 Annual MD&A

Financing Activities
2012 compared to 2011
Cash flows provided by financing activities were $15.1 million and $24.2 million for the three-month period and the year ended December 31, 2012, respectively, as compared to $8.0 million and $38.6 million for the same periods in 2011. The fourth quarter increase is primarily due to higher proceeds from the issuance of common shares and warrants, discussed above, which resulted in the receipt of net cash proceeds of $15.1 million for the three-month period ended December 31, 2012, as compared to $7.9 million for the same period in 2011. The year-over-year decrease is primarily due to lower proceeds from the issuance of common shares and warrants, as discussed above, which resulted in the receipt of net cash proceeds of $23.6 million for the year ended December 31, 2012, as compared to $36.3 million for the same period in 2011 and to lower proceeds received following the exercise of share purchase warrants.
2011 compared to 2010
Cash flows provided by financing activities increased to $38.6 million for the year ended December 31, 2011, as compared to $26.0 million for the year ended December 31, 2010. The increase is primarily due to the receipt of higher net proceeds from offerings such as the drawdowns under our ATM Sales Agreements, as well as to the increase in proceeds received following the exercise of share purchase warrants.
Investing Activities
2012 compared to 2011
Cash flows used in investing activities reached $0.3 million for the year December 31, 2012, as compared to cash flows provided by investing activities of nearly $2.5 million for the year ended December 31, 2011. The decrease in cash provided by investing activities is due to 2011 events, as described below.
2011 compared to 2010
Cash flows provided by investing activities reached $2.5 million for the year ended December 31, 2011, as compared to cash flows used in investing activities of nearly $0.5 million for the year ended December 31, 2010. The increase in cash provided by investing activities is due to the increase in cash proceeds received on the sale of our short-term investment, partly offset by cash disbursements made in connection with the purchases of laboratory and other equipment used in ongoing R&D activities.
Critical Accounting Policies, Estimates and Judgments
Our consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010 have been prepared in accordance with IFRS.
The consolidated financial statements were approved by our Board of Directors on March 21, 2013.
Additionally, the preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
A summary of those critical estimates and judgments used in applying accounting policies in the preparation of our consolidated financial statements can be found in note 3 to our consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010.

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Recent Accounting Pronouncements
There are no IFRSs or International Financial Reporting Interpretations Committee ("IFRIC") that are effective for the first time in 2012 that would be expected to have a material impact on the Company.
Adopted in 2012
In June 2011, the IASB amended IAS 1, Presentation of Financial Statements ("IAS 1"), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted.
Not yet adopted
In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss in case where the fair value option is taken for financial liabilities. Additionally, IFRS 7 Amendment includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company currently is evaluating any impact that this new standard may have on the Company's consolidated financial statements.
In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements ("IFRS 10"), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company's consolidated financial statements.
In May 2011, the IASB issued IFRS 11, Joint Arrangements ("IFRS 11"), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement's legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company's consolidated financial statements.
In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company's consolidated financial statements.
In May 2011, the IASB issued IFRS 13, Fair Value Measurement ("IFRS 13"), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity's own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company's consolidated financial statements.
In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits ("IAS 19"), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the "corridor method"), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans. The amendments to IAS 19 apply to financial

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2012 Annual MD&A

statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new standard may have on the Company's consolidated financial statements.
Outlook for 2013
AEZS-108
We expect to advance our Phase 3 study in endometrial cancer under an SPA recently granted by the FDA. Patient recruitment is expected to be initiated in the coming weeks.
We expect to continue our Phase 2 studies in triple-negative breast cancer and refractory bladder cancer.
We expect to continue the Phase 2 study in castration- and taxane-resistant prostate cancer, for which the investigator of this study was awarded a grant from the NIH.
We expect to continue our companion diagnostic program.
AEZS-130
We expect to finalize our NDA and thereafter, file the corresponding NDA for AEZS-130 as a diagnostic test for AGHD in the U.S.
We expect to continue the Phase 2A study in cancer-induced cachexia, which is conducted under a Cooperative Research Development Agreement ("CRADA") with the Michael E. Debakey Veterans Affairs Medical Center, which is funding this study.
AEZS-120
We expect to file a CTA in Europe and initiate a Phase 1 study in prostate cancer.
Revenue expectations
Revenues are expected to remain at similar levels in 2013, as compared to 2012.
R&D expenses
During 2013, as described above, we expect to continue to focus our R&D efforts mainly on our later-stage compounds, namely AEZS-108 and AEZS-130. We anticipate that earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. With our focused strategy, we currently expect our R&D expenses to total between $20 million and $22 million for the year 2013, as compared to $20.6 million in 2012.
We expect that our overall operating burn in 2013 will range from $30 million to $32 million, primarily as we increase our investment in AEZS‑108, AEZS-130, AEZS-120 and certain earlier-stage compounds.
Financial Risk Factors and Other Instruments
Fair value risk
The change in fair value of our warrant liability, which is measured at Fair Value through Profit or Loss ("FVTPL"), results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in our common share price, which has ranged from $1.87 to $12.90 on NASDAQ during the year ended December 31, 2012.

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2012 Annual MD&A

If variations in the market price of our common shares of -10% and +10% were to occur, the impact on our net (loss) income for warrant liability held at December 31, 2012 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	6,176	768	(783)
Total impact on net loss – decrease / (increase)		768	(783)

Foreign currency risk
Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the U.S. and CA dollar exchange rates against the euro could have a potentially significant impact on our results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$ and the CA$, from period-end rates of EUR1 = US$1.3185 and of EUR1=CA$1.3118 were to occur, the impact on our net (loss) income for each category of financial instruments held at December 31, 2012 would be as follows:

	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	24,551	1,228	(1,228)
Warrant liability	6,176	(309)	309
Total impact on net loss – decrease / (increase)		919	(919)

	Carrying amount	Balances denominated in CA$
		-5%	+5%
	$	$	$
Cash and cash equivalents	7,064	353	(353)
Total impact on net loss – decrease / (increase)		353	(353)

Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
We believe that we have sufficient funds to pay our ongoing general and administrative expenses, to pursue our R&D activities and to meet our liabilities, obligations and existing commitments as they fall due for the ensuing twelve months. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. We expect to continue to incur operating losses and may require significant capital to fulfill our future obligations. Our ability to continue future operations beyond December 31, 2012 and fund our activities is dependent on our ability to secure additional financings which may be completed in a number of ways including but not limited to licensing deals, partnerships, share and other equity issuances and other financing activities. We will pursue such additional sources of financing when required, and while we have been successful in

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securing financing in the past, there can be no assurance we will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to us.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that are rated the equivalent of "A3" and above. This information is supplied by independent rating agencies where available and, if not available, we use publicly available financial information to ensure we invest our cash in creditworthy and reputable financial institutions.
As at December 31, 2012, trade accounts receivable for an amount of approximately $7.3 million were with two customers.
As at December 31, 2012, no trade accounts receivable were past due or impaired.
Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.
Related Party Transactions and Off-Balance Sheet Arrangements
We did not enter into transactions with any related parties during the year ended December 31, 2012.
As at December 31, 2012, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.
Risk Factors and Uncertainties
Risks Associated with Operations

▪	Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

▪
We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

▪
Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

▪
We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

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▪
We have to establish and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

▪
There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time, we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Risks Associated with Cash Flows and Financial Resources
Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.
However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the AEZS-108 studies and the AEZS-130 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.
Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.
We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in U.S. dollars, fluctuations in the U.S. dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.
Risks Associated with Impairment of Intangible Assets
We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets are impaired and goodwill impairment is indicated where the assets' book values exceed their fair values. We have recorded impairment charges in recent years and in the current year related to certain intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company's fair value could result in an impairment of goodwill.

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Risks Associated with Key Personnel
Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.
Volatility of Share Prices
Market prices of our common shares are subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors' products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.
Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.
Delisting Risk
There can be no assurance that our common shares will remain listed on the NASDAQ. On May 16, 2012, we announced that we had received a notification from NASDAQ regarding the failure by the Company to comply with NASDAQ's minimum bid price requirements. On October 19, 2012, we regained compliance with NASDAQ Rule 5450(a)(1), which requires a minimum bid price of $1.00 for continued listing on the NASDAQ Global Market. If we fail to meet any of the NASDAQ's continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.
Risk Associated with Holding Company Structure
Aeterna Zentaris Inc. is a holding company and a substantial portion of our assets is the share capital of our subsidiaries. Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such a subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such a subsidiary, and therefore the rights of the holders of our common shares to participate in those assets, are subject to the prior claims of such subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary's creditors to the extent that they are secured or senior to those held by us. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our common shares.
Risk Associated with Pledge on Rights to Cetrotide®
On November 11, 2008, Zentaris IVF ("IVF"), our German subsidiary, Aeterna Zentaris GmbH ("AEZS GmbH") and Aeterna Zentaris signed a purchase agreement (the "Purchase Agreement") with HRP for the sale to HRP of IVF's rights to royalties on future net sale of Cetrotide®, covered by a license agreement with Merck Serono.

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Aeterna Zentaris
2012 Annual MD&A

All existing and future shares of our subsidiary holding rights to Cetrotide® have been pledged to an affiliate of HRP. If we were to default on certain payments or other material obligations owed to HRP, or upon the commencement of insolvency proceedings by or against us, HRP could realize its interest and we would lose our ability to derive revenues from royalties derived indirectly from net sales of Cetrotide®.
Our revenues are derived primarily from sales and royalties, as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed globally (ex-Japan) by Merck Serono for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from Merck Serono's net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale (or monetization) by IVF of the underlying future royalty stream to HRP.
Pursuant to the Purchase Agreement, AEZS GmbH entered into a pledge agreement with an affiliate of HRP granting a pledge to such affiliate (the "Pledge") over all existing and future shares of the capital of IVF and all ancillary rights pertaining thereto (other than voting rights), including monetary claims (the "Pledged Shares"). The Pledge will expire when all obligations, which are or become due, owing or payable to HRP or its assignee under or in connection with the Purchase Agreement, have been fully and finally satisfied and discharged.
In the event we were to default on certain of our payment or other material obligations owed to HRP under the Purchase Agreement, or in the event any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar proceeding, domestic or foreign, is instituted by or against Aeterna Zentaris Inc., or if any of Aeterna Zentaris Inc., AEZS GmbH or IVF becomes insolvent as described in the Purchase Agreement, or if any corporate action, legal proceeding or other procedure is taken in relation to the suspension of payments, winding-up, dissolution, administration or reorganization of Aeterna Zentaris Inc. or any subsidiary, HRP's affiliate could realize its interest in the Pledged Shares, subject to prior compliance with the German Civil Code with regard to the enforcement of pledges, and it may sell the Pledged Shares or otherwise dispose of such shares. If such affiliate were to realize its interest in the Pledged Shares, it would have a material adverse impact on our business, as we would lose our ability to derive revenues from royalties derived from Merck Serono's net sales of Cetrotide®. In addition, in the event of any bankruptcy or insolvency event relating to or involving any of Aeterna Zentaris Inc., AEZS GmbH or IVF, the rights related to Cetrotide® would not be available to either Aeterna Zentaris Inc. or our common shareholders as IVF would no longer be a subsidiary of Aeterna Zentaris Inc.
Risk Associated with Class Action Lawsuit
On December 21, 2012, a second amended securities class action ("SASCA") was filed against the Company and certain of its senior officers in the purported class action lawsuit initially filed in June 2012 in the United States District Court, Southern District of New York. On February 1, 2013, we filed a motion to dismiss the SASCA complaint. This lawsuit, alleging failures to disclose certain information under U.S. federal securities laws, is being prosecuted by a lead plaintiff on behalf of shareholders who acquired the Company's common shares between June 1, 2009 and April 1, 2012 and does not claim a specified amount of damages.
We have not recorded any liability related to these matters. Our Company's directors' and officers' insurance policy provides for reimbursement of costs and expenses incurred in connection with this lawsuit, including legal and professional fees, as well as potential damages awarded, if any, subject to certain policy restrictions, limits and deductibles. We continue to believe that there is no basis for the lawsuit and we intend to defend ourselves vigorously. However, no assurance can be given with respect to the ultimate outcome of such proceedings, and the amount of any damages awarded in such lawsuit could be substantial.
A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov and investors are urged to consult such risk factors.

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Aeterna Zentaris
2012 Annual MD&A

Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2012.
Management's Annual Report on Internal Control over Financial Reporting
The management of Aeterna Zentaris is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2012.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.
On behalf of management,

/s/ Dennis Turpin

Dennis Turpin, CPA, CA
Senior Vice President and Chief Financial Officer
March 21, 2013

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